Exhibit 1

For Release

Compugen Appoints Dov Hershberg Chairman of the Board

Martin Gerstel Continues as President and Chief Executive Officer

Tel Aviv, Israel, February 9, 2009 – Compugen Ltd. (NASDAQ: CGEN) announced today the appointment of Dov Hershberg as chairman of the board, succeeding Martin Gerstel, who, as of the beginning of this year, was appointed president and chief executive officer.

Mr. Hershberg said, “During the past few months, while serving as an advisor to the company, I have been exposed to Compugen’s exceptionally talented scientific team and the Company’s powerful discovery capabilities. I am delighted to join Compugen and help it realize its full potential to become the leading product discovery source for the drug and diagnostic industries.”

Martin Gerstel, CEO, stated, “I look forward to working with Dov as our chairman. Currently, with ten validated predictive discovery platforms and a growing number of initial product candidate discoveries, a much larger portion of our efforts is being devoted to business development and commercialization. These are areas, among others, where Dov brings to Compugen a wealth of experience gained through his extensive management background in general, and specifically in the field of collaborative arrangements, a result of his long term position as executive director of the US/Israel Bi-National Industrial Research and Development (“BIRD”) Foundation.”

Dov Hershberg is an executive director and a board member of Powermat, a wireless electric power company that he co-founded. He is also an advisory board member of the Merage Foundation. Mr. Hershberg managed the BIRD Foundation for nine years, until mid 2006. BIRD is a joint American Israeli foundation involved in the matching and financing of advanced technology projects of Israeli and American companies.  During Mr. Hershberg’s tenure, BIRD established ties with global leaders such as Applied Materials, Bayer, General Electric, Guidant, Johnson & Johnson, Motorola and Texas Instrument, as well as with Israeli companies at various stages of development in virtually all areas of life science and high tech.

Earlier in his career, Mr. Hershberg held various senior management positions in product development, marketing and in sales, including eleven years with Digital Equipment Corporation. He also founded, along with colleagues from Stanford University, Molecular Applications Group, a biomedical research software company where he served as CEO. Mr. Hershberg also worked as a mathematician in the Israeli Aircraft Industry.  Mr. Hershberg holds graduate degrees in mathematics from the Hebrew University in Jerusalem, Israel and in applied mathematics and operations research from Columbia University in New York City.

About Compugen
Compugen is a leading drug and diagnostic product candidate discovery company. Unlike traditional high throughput trial and error experimental based discovery, Compugen’s discovery efforts are based on in-silico (by computer) prediction and selection utilizing a growing number of field focused proprietary discovery platforms accurately modeling biological processes at the molecular level. The resulting product candidates are then validated through in vitro and in vivo experimental studies and out-licensed for further development and commercialization under various forms of revenue sharing agreements. Compugen’s current collaborations include Biosite, Medarex, Inc., Merck & Co., Inc., Ortho-Clinical Diagnostics (a Johnson & Johnson company), Roche, Siemens Healthcare Diagnostics, Inc., and Teva Pharmaceutical Industries. In 2002, Compugen established an affiliate, Evogene Ltd. www.evogene.com (TASE: EVGN.TA), to utilize certain of the Company’s in-silico predictive discovery capabilities in agricultural biotechnology. For additional information about Compugen, please visit the Company’s corporate Web site at www.cgen.com.

This press release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may,” “expects,” “anticipates,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are identified and more fully explained under the heading “Risk Factors” in Compugen’s annual reports filed with the Securities and Exchange Commission.

Company contact:
Marjie Hadad
Global Media Liaison
Compugen Ltd.
Email: marjie@cgen.com
Tel: +972-54-536-5220